ACME ELECTRIC CORPORATION
INTERIM REPORT 3
39 WEEKS ENDED MARCH 28, 1997


To Our Shareholders:

    Net income for the third quarter was $224,000 on sales of $24,006,000. This compares to a net income of $73,000 on sales of $23,155,000 for the same quarter last year.

    Our Aerospace Division has made solid progress this past quarter in resolving protracted operational problems. The Division also secured an important multi-year contract for FNC battery systems on the McDonnell Douglas Apache Helicopter Longbow program.

    The conversion to Demand Flow-Registered Trademark- Technology is nearly complete in the Electronics Division, with only a few minor details still being attended to. We expect to begin yielding the benefits of this new process technology in the months ahead.

    Several new programs under development by the Electronics Division were delayed at our customers' request, which will curtail sales for this Division over the next six months. We have made the necessary adjustments to this business to minimize the resulting economic impact.

    Our efforts to expand globally the Power Distribution Products Division's business continue to bear fruit. The Division's fourth largest customer is now based in the Far East, and distribution expansion continues throughout Latin America.

    Corporate-wide conversion to an Oracle-Registered Trademark-client/server-based business system began at our Electronics Division during April. The two remaining Divisions will convert to the new system over the next six to nine months.

    We have made a great deal of progress over the past 24 months, but still have much work ahead. Although our economic results are improving, they continue to be negatively impacted by the major change initiatives underway. The management team understands what is required of them and is committed to achieving success.

Robert J. McKenna
Chairman and CEO


May 2, 1997

ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the thirty-nine-week periods ended March 28, 1997, and March 29, 1996 (in thousands, except for per share data):

                                                        BALANCE SHEET
                                                        -------------
                                     Mar. 28, 1997      Mar. 29, 1996
June 30, 1996
                                     -------------      -------------
-------------
Current Assets.................         $33,939            $37,091
$35,371
Fixed Assets and Other - Net...          19,065             18,541
18,773
  Total........................         $53,004            $55,632
$54,144

Current Liabilities............         $13,769            $10,054
$13,014
Long-Term Debt.................          23,129             30,064
25,446
Shareholders' Equity...........          16,106             15,514
15,684
  Total........................         $53,004            $55,632
$54,144


                                                          INCOME STATEMENT

                                13 Weeks      13 Weeks      39 Weeks       39
Weeks    Fiscal Year
                                 Ended         Ended         Ended
Ended         Ended
                                03/28/97      03/29/96      03/28/97
03/29/96     06/30/96
                                --------      --------      --------
--------     --------
Net Sales....................   $24,006       $23,155       $70,707
$72,511        $96,551
Net Income (Loss)............       224            73           314
(428)          (280)
Net Income (Loss) Per Common
 Share                             $.04          $.01          $.06
$(.09)         $(.06)
Weighted Average Number of
  Shares Outstanding Used
  to Compute Income (Loss)
  Per Common Share..........  4,968,426     4,949,320     4,963,784
4,953,436      4,955,626


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